Amendment No. 2 dated January 17, 2018 to the Pricing Supplement dated July 18, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

iPath® MSCI India Index ETN

This amendment No. 2 amends and supplements the original pricing supplement dated July 18, 2016, as amended by amendment No. 1 dated September 28, 2017 (the “Pricing Supplement”) for the iPath® MSCI India Index ETN (the “ETNs”). The terms of the ETNs are as described in the Pricing Supplement and include the specific amendments described below. Terms used but not defined herein have the meanings given to them in the Pricing Supplement.

Delisting:  As publicly announced on January 11, 2018, we plan to delist the ETNs from the NYSE Arca effective after the close of trading on April 12, 2018. Following the delisting, the ETNs will remain outstanding, though they will no longer be listed for trading on any national securities exchange. The delisting does not affect ETN holders’ option to require us to redeem the ETNs.

As a result of this modification, the pricing supplement is amended to reflect this planned delisting of the ETNs.

No Further Issuances or Sales:  With effect from the close of trading on April 12, 2018, we will cease to issue additional ETNs and our affiliate Barclays Capital Inc. will cease selling the ETNs from inventory.

As a result of this modification, the Pricing Supplement is amended to reflect the closing of the ETNs to further issuances.

Early Redemption:  Subject to the redemption procedures described in the Pricing Supplement (other than as hereby amended), you may redeem your ETNs on any redemption date during the term of the ETNs. Effective September 28, 2017, we waived the minimum redemption amount of 50,000 ETNs until further announcement. This waiver will be available to any and all holders of the ETNs on any redemption date until January 19, 2021, subject to extension in our sole discretion, and will be irrevocable.

In addition, we may, at any time and in our sole discretion, for redemption dates after January 19, 2021, temporarily or permanently reduce, waive or otherwise modify the minimum redemption amount of 50,000 ETNs. Any such modification will be applied on a consistent basis for all holders of the ETNs at the time such modification becomes effective.

As a result of this modification, the Pricing Supplement is amended to reflect the waiver of the minimum redemption amount of 50,000 ETNs with respect to each redemption date until January 19, 2021, subject to extension in our sole discretion. In addition, Annex B to the Pricing Supplement is amended as attached hereto. If you wish to redeem your ETNs in accordance with the procedures set out above, please use Annex A as attached to the Pricing Supplement and the revised Annex B below in accordance with the procedures set out in the Pricing Supplement, as amended by this amendment No. 2.

Risk Factors: As disclosed in the Pricing Supplement, the liquidity and price of the ETNs in the secondary market may be influenced by, among other things, the levels of supply and demand for the ETNs. Following the delisting, the ETNs may trade, if at all, on an over-the-counter basis, the secondary market for the ETNs may experience a significant drop in liquidity, and holders of the ETNs may not be able to trade or sell their ETNs easily. See “Risk Factors—There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses” in the Pricing Supplement for more information. It is possible that the suspension of issuances and the waiver of the minimum redemption amount for early redemption by the holders may materially influence the liquidity and price of the ETNs in the secondary market. The suspension of issuances and sales may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a substantial premium to or discount from the daily redemption value and/or the intraday indicative value. See “Risk Factors—The Liquidity of the Market for the Securities May Vary Materially Over Time”, “—The Securities May Trade at a Substantial Premium to or Discount from the Daily Redemption Value and/or Intraday Indicative Value” and “—We Have No Obligation to Issue Additional Securities, and We May Cease or Suspend Sales of the Securities” in the Pricing Supplement for more information. Investors considering any purchase of the ETNs should be aware of the fact that the trading price of the ETNs in the secondary market could be significantly different from their intraday indicative value, which is meant to approximate on an intraday basis the component of the ETN’s value that is attributable to the MSCI India Total Return Index to which the ETNs are linked, and/or their daily redemption value. If you purchase your ETNs at a price which reflects a premium over the daily redemption value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place.

You may lose some or all of your principal if you invest in the ETNs. Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-10 of the Pricing Supplement for risks relating to an investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment No. 2 to the Pricing Supplement or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The agent for the offering, Barclays Capital Inc., is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, of the Financial Industry Regulatory Authority. Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto). For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Amendment No. 2 dated January 17, 2018, amending

Pricing Supplement dated July 18, 2016

We describe the ETNs in the Pricing Supplement, prospectus supplement and prospectus filed with SEC. You may access amendment No. 1, the pricing supplement and the related prospectus supplement and prospectus on the SEC website:

•                  Amendment No. 1 dated September 28, 2017:

https://www.sec.gov/Archives/edgar/data/312070/000110465917059741/a17-22634_33424b2.htm

•                  Pricing supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133052/a16-13981_33424b2.htm

•                  Prospectus supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax:                      212-412-1232

Email:           ipathredemptions@barclays.com

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $1,250,000,000 Global Medium-Term Notes, Series A, iPath® Exchange- Traded Notes due December 18, 2036 CUSIP No. 06739F291, redeemable for a cash amount based on the MSCI India Total Return Index (the “ETNs”) hereby irrevocably elects to exercise, on the redemption date of ____________, with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the applicable daily redemption value, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):
Contact Name:
Telephone:

(Until and including January 19, 2021 or unless an extension is announced by Barclays at its sole discretion, you may redeem any amount of ETNs on any redemption date.)